Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4561

May 5, 2016

Attention:	Ms. Ravitz Mr. Soares Mr. Buchmiller

Re:	Align Technology, Inc,
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 000-32259

Ladies and Gentlemen:

On behalf of Align Technology Inc. (“Align”), I respectfully submit this letter in response to comments from the staff (the “Staff”) of Securities and Exchange Commission (the “Commission”) received by letter dated April 29, 2016 relating to Align’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) filed with the Commission on filed on February 25, 2016.

In this letter, Align has recited the comments from the Staff in italicized, bold type and have followed the comment with Align’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Intellectual Property, page 10

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We note your disclosure that the expiration of some of your key patents beginning in 2017 may result in additional competition. Please ensure that you future filings, as appropriate, disclose the effects of those patents on your business and clarify how the expiration of those patents may result in additional competition. For example, do you expect more competitors to enter the market? Do you expect existing competitors to enter the market? Do you expect existing competitors to begin offering products more similar to yours?

Response:

Align acknowledges the Staff’s comment and will, in future filings as appropriate, provide additional disclosures on the effects of expiration of key patents on Align’s business and how the expiration may result in additional competition.

Align respectfully advises the Staff that the following risk factor will be revised in the Form 10-Q for the period ending March 31, 2016, and in future filings, as appropriate:

Competition in the markets for our products is intense and we expect aggressive competition from existing competitors and other companies that may introduce new technologies in the future.

Currently, our products compete directly against products manufactured and distributed by various companies, both within and outside the U.S. Many of these manufacturers, including Danaher Corporation, 3M, Sirona Dental Systems,

Inc. and Dentsply International, have substantially greater financial resources and manufacturing and marketing experience than we do and may, in the future, attempt to develop an orthodontic system similar to ours or combine technologies that make our product economically unattractive. The expiration of certain key patents commencing in 2017 owned by us may result in additional competition. Existing competitors may begin offering products more similar to ours.  We may face more intense competition if new entrants to the clear aligner market are significantly larger than we are with greater resources and the ability to leverage their existing channels in the dental market to compete directly with us.  In addition, corresponding foreign patents will start to expire in 2018, which may lead to increased competition in some of the markets outside the U.S. Large consumer product companies may also enter the orthodontic supply market. Furthermore, we may face competition in the future from new companies that may introduce new technologies. We may be unable to compete with these competitors and one or more of these competitors may render our technology obsolete or economically unattractive.  If we are unable to compete effectively with existing products or respond effectively to any products developed by new or existing competitors, our business could be harmed. Increased competition has resulted in the past and may in the future result in volume discounting and price reductions, reduced gross margins, reduced profitability and loss of market share, and reduce dental professionals’ efforts and commitment to expand their use of our products, any of which could have a material adverse effect on our net revenues, volume growth, net income and stock price. We cannot assure you that we will be able to compete successfully against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, results of operations and financial condition.

In the future filings, Align will continue to review and assess the quality of its disclosures to ensure that it continues to provide its reader with relevant information to understand the patent expiration.

Align’s Acknowledgment

As requested by the Staff, Align acknowledges that:

•	Align is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Align may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me at (408) 470-1114.

Very truly yours,

/s/ David L. White
David L. White
Chief Financial Officer

Cc:    Joseph M. Hogan, Align Technology, Inc.
Roger E. George, Align Technology, Inc.
Tye Thorson, PricewaterhouseCoopers LLP
Chris Fennell, Wilson Sonsini Goodrich & Rosati

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